                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

  Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X     Form 40-F
                                       ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                    ----     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 January 14, 2003 Press Release Announcing First Contract from Syngenta - January 14, 2003.

Exhibit 3 January 16, 2003 Press Release Announcing H1 Fiscal 2003 Results; Revenue Growth 31%, Operating Loss Down by 70% Year-on-Year, Loss Per Share Trimmed to GBP 0.01.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA  PLC,  an  English  public
limited  company



By:  /s/Mats Johansson
     ---------------------
Mats  Johansson
Chief  Executive  Officer




Date:  17  January  2003

                                    EXHIBIT 1
                                    ---------

   CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2
                                    ---------

PRESS  RELEASE

     FUTUREMEDIA ANNOUNCES FIRST CONTRACT FROM SYNGENTA -- JANUARY 14, 2003

ARUNDEL, ENGLAND 14TH JANUARY 2003-- E-Learning solutions provider Futuremedia PLC (NASDAQ: FMDAY) today announced that it has been awarded its first contract from Syngenta, a world-leading agribusiness.

The contract with a value of GBP 144,000 (U.S. $223,000) is for the design, development and implementation of a new communication package that will enable the sales & marketing teams throughout Europe to gain a full understanding of a new product to be launched next year.

Mats Johansson, CEO of Futuremedia PLC, said: "As a forward thinking company, Syngenta is looking at innovative ways in which it can supply its staff with knowledge about new products. Futuremedia PLC was able to demonstrate the benefits of using the features of e-learning to provide Syngenta's people with access to that knowledge wherever they may be and at any time."

Chris Richards, European Marketing Manager (EAME), Syngenta, said: "Futuremedia demonstrated to us the benefits of using e-learning to enable our people to gain the knowledge they need in a proactive and flexible format."

ABOUT  FUTUREMEDIA  PLC

Futuremedia PLC (est 1983) is a Solutions Provider in the growing eLearning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the U.K. and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the U.K., Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploys Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Consignia (The U.K.'s Royal Mail), Ford Motor Company and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia  can  be  found  on  the  Web  at  http://www.futuremedia.co.uk.
                                               ----------------------------

ABOUT  SYNGENTA

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately U.S. $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at http://www.syngenta.com.
               -----------------------

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-learning market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia PLC or their respective owners.

CONTACT:

          Futuremedia  PLC,  Arundel

          Investor  Relations:
          Mats  Johansson
          +44(0)1243-555  000
          ir@futuremedia.co.uk

          Media:
          Kay  Phelps
          +44(0)1932-761  889
          kay.phelps@btinternet.com

                                    EXHIBIT 3
                                    ---------
PRESS  RELEASE

FUTUREMEDIA PLC ANNOUNCES H1 FISCAL 2003 RESULTS; REVENUE GROWTH 31%, OPERATING LOSS DOWN BY 70% YEAR-ON-YEAR, LOSS PER SHARE TRIMMED TO GBP 0.01

ARUNDEL, U.K., 16th JANUARY 2003-- E-learning solutions provider Futuremedia PLC (Nasdaq: FMDAY) today announced financial results for the 6-month and 3-month periods ending October 31, 2002. The Company's financial year ends on April 30.

For the six-month period ending October 31, 2002, the Company reported revenues of GBP 617,000 ($966,000). This represents an increase of GBP 148,000 ($232,000)
or some 31.0% when compared with H1 fiscal 2002. The Company has reduced the operating loss to GBP 386,000 ($604,000), an improvement of GBP 908,000 or 70% compared with H1 2002.

For the three-month period ending October 31, 2002, the Company reported revenues of GBP 275,000 ($430,000), an increase of GBP 51,000 compared to Q2 2002. The operating loss for the quarter was GBP 206,000 ($323,000), representing a reduction of GBP 420,000 compared to Q2 2002.

Mats Johansson, CEO of Futuremedia, said: "I am happy to see continued confirmation of the effectiveness of our strategy. This half-year further encourages us in our belief that we can attain sustainable profitability over the next six months. Although there is still little evidence of an expected upswing in corporate IT spending, and the economic and political risks remain high, our order book is well filled. However, we continue resolutely to keep costs down. The Company also will be taking further steps to improve its balance sheet."


Summary  results  (unaudited):


                                 Half Year to        Half year to
                                Oct. 31, 2002       Oct. 31, 2001
                                -------------       -------------

Revenues               GBP  617,000  ($966,000)       GBP  469,000

Operating  Costs     GBP  1,003,000  ($362,000)     GBP  1,763,000

Operating  Loss        GBP  386,000  ($604,000)     GBP  1,294,000

Net  Loss              GBP  409,000  ($642,000)     GBP  1,279,000

Weighted  Shares                    41,741,095          29,648,374

Loss  per  Share           GBP  0.010  ($0.015)         GBP  0.043

                              Quarter to     Quarter to
                           Oct. 31, 2002     Oct. 31, 2001
                           -------------     -------------

Revenues                  GBP  275,000      GBP  224,000

Operating  Costs          GBP  481,000      GBP  850,000

Operating  Loss           GBP  206,000      GBP  626,000

Net  Loss                 GBP  225,000      GBP  623,000

Weighted  Shares            43,054,002        29,648,374

Loss  per  Share            GBP  0.005        GBP  0.021


ABOUT  FUTUREMEDIA  PLC

Futuremedia PLC (est 1983) is a Solutions Provider in the growing eLearning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the U.K. and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the U.K., Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Consignia (The U.K.'s Royal Mail), Ford Motor Company and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia  can  be  found  on  the  Web  at  http://www.futuremedia.co.uk.
                                               ----------------------------

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and strategic direction. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include general market uncertainty due to political and economic circumstances, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia PLC or their respective owners.


CONTACT:
          Futuremedia,  Arundel

          Investor  Relations:
          Mats  Johansson
          +44  1243  555000
          mats.Johansson@futuremedia.co.uk
          ir@futuremedia.co.uk

          Futuremedia  Press  Information:
          Kay  Phelps
          +44  1932  761889
          kay.phelps@btinternet.com

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